Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES ACT OF 1934

For the fiscal year ended: December 31, 2007

Commission file number 333-53422

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
(Full title of the plan)

CANADIAN NATIONAL RAILWAY COMPANY
(Name of issuer of securities)

935 de La Gauchetiere St. West, Montréal, Québec, Canada H3B 2M9
(Address of issuer’s principal executive offices)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
Management Savings Plan for U.S. Operations:

We have audited the accompanying statements of net assets available for benefits of Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed)

KPMG LLP

Denver, Colorado
June 25, 2008

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

Plan interest in Canadian National Railway Master Trust,
at fair value (note 7)	$134,870,358	$129,888,910

Participant loans	1,340,522	1,235,435

Receivables:
Participants' contributions	345,897	327,425
Employer's contributions	151,307	165,362

Total receivables	497,204	492,787

Net assets available for benefits (at fair value)	136,708,084	131,617,132

Adjustment from fair value to contract value for interest in
Canadian National Railway Master Trust relating to fully
benefit-responsive investment contracts	169,639	306,501

Net assets available for benefits (at contract value)	$136,877,723	$131,923,633

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Additions to net assets:
Plan interest in investment income of the Canadian National
Railway Master Trust (note 7)	$9,550,660	$14,036,058

Interest income on participant loans	88,233	78,450

Contributions:
Participants'	5,702,331	5,414,405
Employer's	2,846,641	2,680,207
Rollover and other	57,302	485,343

Total contributions	8,606,274	8,579,955

Transfer in of plan assets, net (note 5)	270,671	49,436

Total additions	18,515,838	22,743,899

Deductions from net assets:
Participants’ distributions	13,534,772	15,759,010
Administrative expenses	26,976	8,274

Total deductions	13,561,748	15,767,284

Net increase	4,954,090	6,976,615

Net assets available for benefits, beginning of year	131,923,633	124,947,018

Net assets available for benefits, end of year	$136,877,723	$131,923,633

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1.  THE COMPANY

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business.  CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, and Jackson, Mississippi, with connections to all points in North America.  CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

2.      DESCRIPTION OF PLAN

The following description of the Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) provides only general information. Participants should refer to the summary plan description and prospectus for a more complete description of the Plan’s provisions.

General
The Plan, as amended through January 1, 2006, is a defined contribution plan, offering all eligible employees an opportunity to defer annually from 1% to 100% of their eligible earnings, subject to the legal limits allowed by the Internal Revenue Service (IRS), for contribution to various investment funds. These funds and their investment objectives are described in Note 4.  Eligible employees may participate in the Plan any time on or after their date of hire.

The Plan covers eligible employees of Illinois Central Railroad Company (ICR), Grand Trunk Western Railroad Incorporated, IC RailMarine Terminal Company, Chicago, Central and Pacific Railroad Company, Duluth, Winnipeg and Pacific Railway Company, Wisconsin Central Limited, Sault Ste. Marie Bridge Company, Bessemer and Lake Erie Railroad Company, Duluth, Missabe and Iron Range Railway Company, and Pittsburgh and Conneaut Dock Company.  Grand Trunk Corporation, which owns directly or indirectly all of the above U.S. affiliates of CN, is the Plan’s sponsor.  Grand Trunk Corporation is a holding company owned by CN.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective February 1, 2007, the Plan introduced an “automatic enrollment feature” permitting employers to automatically enroll new hires in the Plan. As of February 1, 2007, eligible new employees (excluding ICR employees) are automatically enrolled in the Plan and treated as having elected to defer 3% of their eligible earnings, unless they make an affirmative election to decline participation in the Plan or to change their deferral percentage and/or investment elections.  An employee failing to respond within the prescribed notification period would become an active plan participant.

Administration of the Plan
Grand Trunk Corporation Board of Directors has delegated to the Administrative Committee, responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Trustee and Recordkeeper
The Administrative Committee has appointed Fidelity Management Trust Company (FMTC) as trustee and Fidelity Investments Institutional Operations Company Inc. as transfer agent and recordkeeper of the Plan.  Other affiliated Fidelity companies provide certain ministerial recordkeeping and administrative services to the Plan pursuant to an agreement entered into with the Plan Sponsor.

Contributions
Eligible participants may elect to make contributions to the Plan in amounts ranging from 1% to 100% of their annual eligible earnings on a before-tax basis.  Such contributions are withheld by the Company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives.

Consistent with provisions established by the IRS, the Plan’s limit on pre-tax contributions by a participant was $15,500 for 2007 and $15,000 for 2006 (the limit will remain at $15,500 in 2008).  Participants who are at least age 50 by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual eligible earnings on a before-tax basis as “catch-up” contributions, up to the annual IRS limit of $5,000 in 2007 and $5,000 in 2006 (the limit will remain at $5,000 in 2008) such that the total pre-tax contribution limit was $20,500 for 2007 and $20,000 for 2006.

In 2007 and 2006, for all eligible employees, the Company contributed to the account balance of  the Plan participants a “ matching contribution” equal to 50% of the first 6% of annual eligible earnings the participant defers (a maximum Company match of 3% of eligible earnings). The Company may change the 50% matching rate or the 6% rate to any other percentages, including 0%. The Company does not match the participants’ “catch-up” contributions.

CN Retirement Contribution
Effective January 1, 2006, certain eligible employees participate in the Plan under a new employer-contribution feature referred to as the “CN Retirement Contribution” (the DC Plan Feature).  This feature is offered to all new hires.

The Company makes contributions, on behalf of all new hires subsequent to December 31, 2005 and participants who previously participated in certain defined-benefit plans and are now participants in this Plan, equal to 3.5% of the participants’ annual eligible earnings for each year of service beginning January 1, 2006 whether or not the employees make pre-tax contributions to the Plan.

Participant Accounts
Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan.  The Plan’s recordkeeper maintains an account balance in the name of each participant to which each participant’s pre-tax contributions, the Company’s contributions, and share of net earnings, losses and expenses, if any, of the various investment funds, are recorded.  Interest, dividends, realized and unrealized gains and losses on investment of the funds are allocated directly to each participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
All eligible employees are fully vested in their account balance at the time of contribution, including the Company’s matching contribution and related earnings from such contributions, except for account balances under the DC Plan Feature, if any, which vest after 5 years of employment or earlier if the participant reaches the normal retirement age of 65, or age 60 if the employee has at least 30 years of credited service or 30 years under the Railroad Retirement System.  Forfeited unvested balances of terminated participants are used to reduce future employer contributions under the Plan (see Note 3).

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Distributions
Participants are eligible for a distribution of the plan benefits upon termination of service, whether by disability, retirement, death, or leaving the Company.  In the event of financial hardship, as defined in the Plan, participants may withdraw money from their accounts (excluding account balances under the DC Plan Feature) while they are still employed.  Participants who have attained age 59½ may request a distribution of all or a portion of the value in the account.  Withdrawals by the participant before attaining age 59½ generally are subject to a penalty tax of 10%.

Participant Loans
Participants may borrow from their accounts by taking one loan  (maximum of two loans if one or both were outstanding as of June 30, 2004) with a minimum amount of $1,000, and a total maximum amount equal to the lesser of $50,000 or 50% of their account balance.  Particpants may not borrow from their account balance under the DC Plan Feature.  Loans must be repaid within 5 years, or 10 years, if the funds are used to construct or purchase a primary residence.  The interest rate on the loans is equal to the prevailing prime rate as of the beginning of the calendar quarter in which the participant applies for the loan plus 1%, which ranged from 4.0% to 9.25% for loans outstanding at December 31, 2007.  Principal and interest are paid in equal installments through payroll deductions.  Participants may prepay the entire outstanding loan balance at any time without penalty.  Loans deemed to be in default are recorded as distributions, which amounted to $2,282 for the year ended December 31, 2007 ($15,740 in 2006).

At December 31, 2007, loans outstanding were $1,340,522 ($1,235,435 in 2006), net of deemed defaulted loans of $40,065 ($36,757 in 2006).

Termination of Service
Upon termination of service, a participant with a vested account balance may leave their account balance in the Plan, or may elect to receive the value of their account in a lump-sum payment or as a direct transfer to another qualified retirement plan subject to certain conditions.  However, a participant with a vested account balance of $5,000 or less may select from the latter two options only.

Expenses
Administrative expenses for maintenance of plan financial records, participant statements, service fees on insurance contracts and trustee fees are paid from plan assets.  The Investment Committee, appointed by the Administrative Committee, employs an independent investment consultant to evaluate investment options, conduct fund searches and monitor fund manager activity, the fees incurred are paid from plan assets. All other administrative expenses of the Plan are paid by the Company.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Reclassifications
Certain of the 2006 comparative figures have been reclassified in order to conform to the financial statement presentation adopted in the current year. Included in these reclassifications was the reclassification of investments held by the Plan as an interest in a master trust. These reclassifications had no impact on net assets available for benefits or changes in net assets available for benefits as previously reported.

Investment Valuation
The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Canadian National Railway Master Trust (Master Trust) is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the Master Trust are valued as follows. Investments in mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end.  Common stocks are valued at the last reported sales price or closing price by the national securities exchange on which it trades.  The Master Trust’s interest in the common collective trust fund is based on the fair value of the common collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the common collective trust fund at year-end. Short-term investments are valued at cost plus accrued interest, which approximates fair value.  Participant loans are valued at their outstanding balances, which approximate fair value.

Security Transactions and Related Investment Income
Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Net investment income includes the realized gains and losses on the sale of securities and the unrealized appreciation and depreciation in the fair value of  investments.

Contributions Receivable
Contributions receivable are the amounts due, as of the date of the financial statements, to the Plan from the employer and participants.  Participant contributions from employee payroll deductions made subsequent to the Plan’s year-end attributable to the preceding plan year are accrued, as are employer contributions coinciding with these salary deferrals, if any.

Distributions
Distributions to participants or beneficiaries are recorded upon payment.

Forfeited Accounts
Participants’ forfeited unvested accounts, under the DC Plan Feature, are used to reduce employer contributions.  At December 31, 2007 and 2006, forfeited unvested accounts available to reduce future employer contributions were $11,515 and $3,876, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Impact of New Accounting Standards and Interpretations
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP).  The FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value with an offsetting asset or liability in the statement of net assets available for benefits.  The adoption of the FSP in 2006 did not impact the amount of net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets available for benefits or the statement of changes in net assets available for benefits.

4.     DESCRIPTION OF INVESTMENT FUNDS

Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan, within the Master Trust.  The objectives of the various investment funds, effective December 31, 2007, are described below.  The Plan Administrator may add or replace any investment funds as appropriate and as allowed by the plan document and the Plan Administrator’s Investment Policy Statement.

Fidelity Capital Appreciation Fund
This mutual fund invests primarily in common stocks of domestic and foreign issuers.  It may invest in either growth stocks or value stocks or both.  In selecting instruments, it uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions.

American Funds EuroPacific Growth Fund
This mutual fund invests a minimum of 80% of the fund’s assets in securities of companies located overseas, primarily in Europe and the Pacific Basin.  The fund may also hold cash, money market instruments and fixed-income securities.

Dodge & Cox Balanced Fund
This mutual fund invests in a diversified mix of common stocks, preferred stocks, and fixed-income securities with the objective of long-term growth income and conservation of principal.  It may invest a maximum of 75% of the fund’s assets in common stocks and convertible securities.  It may invest in government obligations, mortgage- and asset-backed securities, collateral mortgage obligations, and corporate bonds.

ICM Small Company Portfolio
This mutual fund invests a minimum of 80% of the fund’s assets in common stocks of smaller companies.  It may invest in equity securities listed on the New York and American stock exchanges or traded on the over-the-counter markets operated by the NASD.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

American Funds Investment Company of America
This mutual fund invests primarily in common stocks based on the possibility of appreciation and potential dividends rather than on current yield.  The fund may invest in securities of companies located outside of the U.S. and not included in the S&P 500 Index.

Fidelity Spartan U.S. Equity Index Fund
This mutual fund invests a minimum of 80% of the fund’s assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.

PIMCO Total Return Fund
This mutual fund invests a minimum of 65% of the fund’s assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest a maximum of 30% of the fund’s assets in foreign-currency denominated securities and a maximum of 10% of the fund’s assets in high-yield securities rated B or higher, with an average maturity of three to six years.

Dodge & Cox Stock Fund
This mutual fund invests primarily in a broadly diversified portfolio of common stock of companies, which, in its opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth.  The fund remains fully invested in equities with a minimum of 80% of the fund’s assets in common stocks. It may invest in preferred shares and convertibles and a maximum of 20% of the fund’s assets in American Depository Receipts.

Vanguard Mid-Cap Index Fund
This mutual fund invests in the MSCI U.S. Cap 450 Index in approximately the same proportion as they are presented in the index.

Northern Institutional Small Company Index Portfolio
This mutual fund seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the Russell 2000 Index. Under normal circumstances, the Portfolio will invest substantially all (or at least 80%) of its net assets in the equity securities included in the Russell 2000 Index, in weightings that approximate the relative composition of securities contained in the Russell 2000 Index, and in Russell 2000 Index futures approved by the Commodities Futures Trading Commission.

Fidelity Spartan International Index Fund
This mutual fund invests a minimum of 80% of the fund’s assets in common stocks that are included in the Morgan Stanley Capital International Europe, Australasia, and Far East (MSCI EAFE) Index, which represents the performance of foreign stock markets, excluding emerging market countries.  It aims to provide investment results that correspond to the total return of foreign stock markets.

Fidelity Freedom Funds
These mutual funds invest in a combination of Fidelity equity, fixed-income and money market mutual funds, with the allocation among the three varying with the number of years until the Freedom funds reach their respective target retirement date (the Fidelity Freedom 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050 funds are targeted to investors expected to retire around those years).  Once the target dates have been met, the funds continue to become more conservative for five to ten years until the asset mix is approximately the same as the Freedom Income Fund, at which time the funds will merge.

Common Stock
This represents shares of the common stock of CN.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Fidelity Retirement Money Market Portfolio
This mutual fund invests in short-term, high quality debt securities which include certificates of deposit of highly rated banks, U.S. Treasury notes and bills and Agency issues, and top rated commercial paper.

Fidelity Managed Income Portfolio II (FMIP II)
This stable value fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans.  The portfolio invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity.  Some investment contracts are structured solely as a general debt obligation of the issuer.  Other investment contracts (i.e. wrap contracts) are purchased in conjunction with an investment by the portfolio in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and bond funds. The portfolio may also invest in futures contracts, option contracts, and swap agreements (see Note 3).

5.     TRANSFER OF PLAN ASSETS

In 2007, transfers of plan assets from a CN-related employee plan, the Canadian National Railway Company Union Savings Plan for U.S. Operations, relate to employees who changed participation between plans.

6.     PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan is terminated, participants will receive the full amount of plan assets in their respective accounts.

7.     INTEREST IN MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the funds, for investment and administrative purposes.  The Master Trust includes all of the investment assets of the following plans:

•  Canadian National Railway Company Management Savings Plan for U.S. Operations (Management Plan)
•  Canadian National Railway Company Union Savings Plan for U.S. Operations (Union Plan)

The Plan’s record keeper maintains supporting records for the purpose of allocating net gains or losses to each of the Plans and to each participant’s accounts.  The net investment income or loss of the investment assets is allocated to each Plan and to each participant’s account based on the investments held in their account.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

The fair value of investments, by significant investment type, in the Master Trust at December 31 is as follows:

	2007	2006

Investments in Master Trust, at fair value:
Mutual funds	$259,651,994	$240,126,592
CN common stock	11,071,402	10,583,078
CN Stock Fund	15,900,996	14,194,739
Money market funds	13,668,426	12,421,494
Common collective trust fund	36,262,366	38,827,162
Total investments in Master Trust	$336,555,184	$316,153,065

Management Plan, interest in Master Trust	$134,870,358	$129,888,910
Percentage interest	40.1%	41.1%

Union Plan, interest in Master Trust	$201,684,826	$186,264,155
Percentage interest	59.9%	58.9%

Investment income for the Master Trust for the year ended December 31 is as follows:

	2007	2006

Dividends and interest	$20,002,106	$16,289,247

Net appreciation of investments:
Mutual funds	1,181,216	16,052,809
CN common stock	1,007,349	828,604
CN Stock Fund	1,330,685	758,355
	3,519,250	17,639,768

Net Investment income	$23,521,356	$33,929,015

Plan interest in investment income of the Master Trust:
Management Plan	$9,550,660	$14,036,058

Union Plan	$13,970,696	$19,892,957

Investments that represent 5% or more of net assets available for benefits as of December 31, 2007 and 2006 were the Plan’s interest in the Master Trust.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

8.     FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the IRS, dated April 21, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), as amended, and, therefore, the Plan and related trust are exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator continues to believe the Plan and related trust are designed to be in compliance with the applicable requirements of the Code.

9.     RELATED PARTY TRANSACTIONS

A significant portion of the Master Trust’s assets was invested in FMTC funds.  FMTC also acts as the trustee for the Plan and therefore, these investments qualify as party-in-interest transactions.

The Plan, through its investment in the Master Trust, held shares of CN common stock valued at $11,071,402 and $10,583,078 at December 31, 2007 and 2006, respectively.

The Master Trust held an investment in the CN Stock Fund valued at $15,900,996 and $14,194,739 at December 31, 2007 and 2006, respectively.

10.     DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The Plan’s investments, within the Master Trust, include the FMIP II, which is stated at contract value on the financial statements whereas it is stated at fair value on the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2007	2006

Net assets available for benefits per the financial statements	$136,877,723	$131,923,633
Less: Adjustment from contract value to fair value for
interest in Master Trust relating to fully
benefit-responsive investment contracts	169,639	306,501
Net assets available for benefits at fair value per the Form 5500	$136,708,084	$131,617,132

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

The following is a reconciliation of investment income per the financial statements to Form 5500 for the years ended December 31:

	2007	2006

Total investment income per the financial statements	$9,638,893	$14,114,508
Add (less): Change in fair value to contract value for
interest in Master Trust relating to fully
benefit-responsive investment contracts	136,862	(306,501)
Total investment income per the Form 5500	$9,775,755	$13,808,007

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
DECEMBER 31, 2007

Description of investment,
including maturity date,
	Identity of issuer, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	par, or maturity value	value

*	Participant loans	4.00% - 9.25%, maturing through December 2016	1,340,522

$ 1,340,522

*	Party-in-interest transaction

See accompanying Report of Independent Registered Public Accounting Firm.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Canadian National Railway Company Management Savings Plan for U.S. Operations Name of Plan

Date: 6/25/2008	/s/ Ardyth Cutler Plan Administrator